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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 (b)

VERTEL CORPORATION

(Name of Issuer)
COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)
592490710

(CUSIP Number)
May 30, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Trigon Technology Group, Inc. Tax ID Number: 76-0594852

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	/ /
		(b)	/ /
Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
4,500,000

		6.	SHARED VOTING POWER
0

		7.	SOLE DISPOSITIVE POWER
4,500,000

		8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.68%

12.	TYPE OF REPORTING PERSON
CO

2

Item 1(a). Name of Issuer:

Vertel Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

21300 Victory Boulevard, Suite 700, Woodland Hills, California 91367

Item 2(a). Name of Person Filing:

Trigon Technology Group, Inc.

Item 2(b). Address of Principal Business Office, or if None, Residence:

1471 Saratoga Avenue, Suite 200, San Jose, California 95129

Item 2(c) Citizenship:

State of Texas

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

592490710
Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	/ /	Group, in accordance with rule 13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4. Ownership.

    The following information with respect to the ownership of the Common Stock of the Issuer by the Person filing this Statement is provided as of May 30, 2001:

(a)	Amount beneficially owned:
4,500,000 shares

(b)	Percent of Class:

13.68%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:
4,500,000

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:
4,500,000

	(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Not Applicable.

Item 8. Identification and Classification of Members of the Group.

    Not Applicable.

Item 9. Notice of Dissolution of Group.

    Not Applicable.

Item 10. Certifications.

    Not Applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2001
TRIGON TECHNOLOGY GROUP, INC.
	By:	/s/ Alex Kuo
	Name:	Alex Kuo
	Title:	Chairman and Chief Executive Officer

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SIGNATURE